Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm” or the “Company”) Suite 2300, Four Bentall Centre 1055 Dunsmuir Street PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change December 4, 2020
Item 3	News Release The news release dated December 4, 2020 was disseminated through Nasdaq GlobeNewswire and filed on SEDAR.
Item 4

Summary of Material Change

On December 4, 2020, Pretivm announced that it, along with its wholly-owned subsidiary, Pretium Exploration Inc., has entered into an agreement (the “Agreement”) with KSM Mining ULC (“KSM Mining”), a wholly-owned subsidiary of Seabridge Gold Inc. (“Seabridge”), to sell its Snowfield property (“Snowfield”) located in northwest British Columbia (the “Transaction”) for cash consideration of US$100 million, a 1.5% net smelter royalty in respect to all production from Snowfield (the “NSR Royalty”) and contingent consideration.

Item 5
Item 5.1	Full Description of Material Change

On December 4, 2020, Pretivm announced that it, along with its wholly-owned subsidiary, Pretium Exploration Inc., has entered into the Agreement with KSM Mining, a wholly-owned subsidiary of Seabridge, to sell its Snowfield property located in northwest British Columbia.

Under the terms of the Agreement, Pretivm will receive consideration comprised of the following:

●     US$100 million in cash payable upon closing of the Transaction.

●     The NSR Royalty.

●     A US$20 million contingent cash payment (the “Deferred Payment”) payable within six months of the earlier of KSM Mining (or a parent company) completing a bankable feasibility study which includes reserves from Snowfield or the commencement of commercial production from Snowfield or any part of Snowfield. US$15 million of the Deferred Payment represents an advance NSR Royalty payment and shall offset amounts payable under the NSR Royalty.

“This Transaction provides us the opportunity to immediately realize the value of Snowfield, an undeveloped asset that we believe is not reflected in our share price,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “The cash proceeds will significantly strengthen our balance sheet and allow us to reduce our debt while the royalty will provide long-term participation in the progress of Snowfield.”

The cash proceeds of the Transaction will be applied to the revolving portion of Pretivm’s credit facility, which as of September 30, 2020 had an outstanding principal balance of US$198.0 million.

The Transaction is expected to close in the fourth quarter of 2020 and is subject to completion of a financing by Seabridge and customary closing conditions.

The transaction will result in a non-cash impairment loss to be recorded in the fourth quarter of 2020. Complete financial results, including the non-cash impairment loss will be disclosed in the Company’s fourth quarter 2020 operational and financial results. As of September 30, 2020, the book value of Snowfield was US$232.1 million.

Item 5.2	Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Vladimir Cvijetinovic Vice President, Legal and Corporate Secretary Phone: 604-566-8781
Item 9	Date of Report December 4, 2020

Forward-Looking Information

This material change report contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include but is not limited to the Agreement and its terms, the Transaction, including conditions to closing, the anticipated completion of the Transaction and timing thereof, consideration to Pretivm in respect of the transaction and the timing thereof, the planned use of proceeds from the Transaction, and the effects of the Transaction on Pretivm’s financial condition, liquidity and capital resources, and financial statements and financial results. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, the ability of the parties to consummate the Transaction; the ability of Seabridge to complete the Transaction-related financing, the ability of the parties to obtain regulatory or stock exchange approvals to the extent necessary, and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms and schedule; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and the potential impacts thereof; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, or failure to obtain or renew permits required in the future; compliance with emerging climate change regulation and the detrimental effects of climate change; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies and local communities; and such other risks as identified in our public disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; the impact of the COVID-19 pandemic; and such other assumptions as set out in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information.